3 Rivers Outdoor Co.

Balance Sheet Comparison

As of Dec 31, 2024

	TOTAL	
	As of Dec 31, 2024	As of Dec 31, 2023 (PY)
Assets		
Current Assets		
Bank Accounts		
1000 Cash Drawer		
1002 Drawer - Store	250.00	250.00
Total for 1000 Cash Drawer	**$250.00**	**$250.00**
1010 Cash on Hand		
1013 On Hand - Store	238.35	149.28
Total for 1010 Cash on Hand	**$238.35**	**$149.28**
1011 First Commonwealth (7741) (deleted)	28,940.70	
1017 KeyBank Checking	-275.94	51,686.27
1018 PayPal Bank	0.00	114.34
Total Bank Accounts	**$29,153.11**	**$52,199.89**
Other Current Assets		
1220 Deposits to Vendors (deleted)	0.00	156.00
1300 Inventory	151,771.00	137,766.48
1410 Owners Purchases	$10,399.40	$0.00
1411 Owners Purchases - CI	4,600.60	3,778.68
1413 Owners Purchases - JM	0.00	0.00
Total for 1410 Owners Purchases	**$15,000.00**	**$3,778.68**
1421 Undeposited Funds	2,628.19	4,045.42
1422 Undeposited Funds - Shopify	-119.15	0.00
1423 Undeposited Funds - Stripe	0.00	0.00
Total Other Current Assets	**$169,280.04**	**$145,746.58**
Total Current Assets	**$198,433.15**	**$197,946.47**
Fixed Assets		
1500 Tangible Assets		
1510 Computer	1,583.23	1,583.23
1520 Furniture & Fixtures	4,068.68	4,068.68
1530 Kayak Trailer	1,400.00	1,400.00
1540 Prepaid Leasehold Design	44,666.73	44,666.73
1550 Rental Equipment		
1551 3ROC Store	5,455.78	5,359.84
1552 Outpost	32,244.38	32,244.38
Total for 1550 Rental Equipment	**$37,700.16**	**$37,604.22**
1560 Software	2,746.42	2,746.42
1599 Accumulated Depreciation	-40,302.00	-31,991.00
Total for 1500 Tangible Assets	**$51,863.22**	**$60,078.28**

3 Rivers Outdoor Co.

Balance Sheet Comparison

As of Dec 31, 2024

	TOTAL	
	As of Dec 31, 2024	As of Dec 31, 2023 (PY)
1600 Intangible Assets		
1610 Startup Expenses	14,776.68	14,776.68
1620 Loan Origination Fees	7,609.00	7,609.00
1699 zAccumulated Amortization	-8,935.00	-6,428.00
Total for 1600 Intangible Assets	**$13,450.68**	**$15,957.68**
Total Fixed Assets	**$65,313.90**	**$76,035.96**
Other Assets		
1701 Grassroots Stock Purchase	1,000.00	1,000.00
1702 Security Deposits	3,800.00	3,800.00
Total Other Assets	**$4,800.00**	**$4,800.00**
Total Assets	**$268,547.05**	**$278,782.43**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
2100 Accounts Payable (A/P)	0.00	0.00
Total Accounts Payable	**$0.00**	**$0.00**
Credit Cards		
2201 AMEX Blue (91002) (deleted)	16.28	0.00
2202 AMEX Gold (42009) (deleted)	0.00	1,990.78
2203 Capital One (9670)	17,180.63	
2204 Chase Visa (3540)	67,937.51	63,248.01
2205 PNC Credit Card (5849)	17,342.80	24,093.24
2207 *CLOSED* US Bank (9458 - J) (deleted)	0.00	-9.02
Total Credit Cards	**$102,477.22**	**$89,323.01**
Other Current Liabilities		
2210 Customer & Non-Profit Liabilities		
2211 Customer Money on Account	50,190.87	39,500.83
2212 Donations Payable	579.30	0.00
Total for 2210 Customer & Non-Profit Liabilities	**$50,770.17**	**$39,500.83**
2300 Prepaid Gift Cards	54,822.95	63,358.47
2400 Sales Tax Payable****	2,087.02	2,686.26
2400dnu Sales Tax Payable	0.00	0.00
2500 Special Order/Rental Deposits	0.00	0.00
2700 KeyBank Debt Instruments		
2701 KeyBank Commercial Loan 27003 (deleted)	0.00	5,638.42
2702 KeyBank Term Loan 57001	34,998.69	31,634.00
Total for 2700 KeyBank Debt Instruments	**$34,998.69**	**$37,272.42**
Total Other Current Liabilities	**$142,678.83**	**$142,817.98**
Total Current Liabilities	**$245,156.05**	**$232,140.99**

3 Rivers Outdoor Co.

Balance Sheet Comparison

As of Dec 31, 2024

	TOTAL	
	As of Dec 31, 2024	As of Dec 31, 2023 (PY)
Long-term Liabilities		
2710 COVID - SBA Loan	59,113.72	59,900.00
2720 Honeycomb Loan	88,936.11	98,831.95
2730 Private Lender Funding		
2732 J. Miller Note	3,607.44	16,723.72
2733 L. Lucas Note	6,030.74	14,661.45
Total for 2730 Private Lender Funding	**$9,638.18**	**$31,385.17**
Total Long-term Liabilities	**$157,688.01**	**$190,117.12**
Total Liabilities	**$402,844.06**	**$422,258.11**
Equity		
3010 Capital Stock		
3011 Stock - CI	510.00	510.00
3012 Stock - CK	490.00	490.00
Total for 3010 Capital Stock	**$1,000.00**	**$1,000.00**
3020 Additional Paid-In Capital		
3021 Additional Paid in Capital - CI	0.00	54,938.49
3022 Additional Paid in Capital - CK	0.00	0.00
3023 Additional Paid in Capital - JM	0.00	40,000.00
Total for 3020 Additional Paid-In Capital	**$0.00**	**$94,938.49**
3030 Shareholder Distributions		
3031 Shareholder Distributions - CI	0.00	-11,753.89
3032 Shareholder Distributions - CK	0.00	0.00
Total for 3030 Shareholder Distributions	**$0.00**	**-$11,753.89**
3900 Retained Earnings	-112,298.38	-120,940.42
Net Income	-22,998.63	-106,719.86
Total Equity	**-$134,297.01**	**-$143,475.68**
Total Liabilities and Equity	**$268,547.05**	**$278,782.43**